Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

The following is a transcript of Palm’s proxy solicitation presentation, a replay of which is available at www.palm.com.

PALM, INC.

TRANSCRIPT OF ROADSHOW

Brad

Welcome to palmOne’s Proxy Solicitation Presentation. You will be hearing comments from Todd Bradley, Ed Colligan, and Judy Bruner.

This presentation includes forward looking statements about Palm and its business, including statements regarding compounded annual growth rate, worldwide unit sales, palmOne’s business following the merger, and potential growth opportunities beyond PIM. We caution you that these statements are subject to risks and uncertainties that may cause actual events or results to differ materially. These risks and uncertainties include risks related to the consummation of the merger, the successful integration of Handspring and other risks that are detailed in Palm’s filings with the Securities and Exchange Commission, including its joint proxy statement prospectus dated September 26, 2003.

Before we move on with the presentation on palmOne, I would like to review the transaction itself. This is one transaction with two components. The first component is the spinoff of PalmSource. This is a tax-free distribution of all PalmSource shares owned by Palm to Palm shareholders only. The second component is the acquisition of Handspring by the remaining portion of Palm Inc. This will occur immediately following the spinoff of PalmSource.

Shareholders of Palm will receive approximately .32 shares of PalmSource for every share of Palm Inc. they own. Shareholders of Handspring will receive approximately .09 shares of the remaining portion of Palm Inc., after the spinoff of PalmSource. Both PalmSource and palmOne, which is the merger of Handspring and the remaining portion of Palm, Inc., are expected to begin trading at the opening of the market on October 29th. PalmSource will trade under the ticker symbol PSRC, and palmOne will trade under the ticker symbol PLMO.

You will now be hearing comments from Todd Bradley, currently President and CEO of Palm Solutions Group of Palm. Todd is expected to become President and CEO of palmOne after the completion of the transaction.

Todd Bradley

Thanks Brad. I’m going to spend some time talking about palmOne and our vision for the future, our vision, the tactics we’ll execute to achieve that mission, and then some of the team that will help do that.

We firmly believe that handheld computing and communications will become a central part of your daily life; your work life, your personal life, the way you communicate with family and friends, business colleagues, the way you access all the information that’s so critical to what you do every day.

palmOne is still in the very, very early stages of an emerging industry, and it creates an enormous opportunity for us to go execute on the vision I just spoke about. We have very clear focus on how we intend to do that. There are three things that we’ll do, and I’ll talk about each one in some more detail.

First, we intend to extend our market leadership, we intend to grow the market overall for handheld devices, and, of course, we plan to achieve consistent profitability. As we think about extending market leadership, clearly the things that we look at are how we continue to provide the simplest, easiest to use devices in the world. We have a user experience that’s second to none, and we’ll continue to look at how we improve on that based on input from all our customers—our corporate customers, as well as our consumer customers. We’ll continue to look at business innovation as a key driver to entering new markets, bringing technology to different spaces in the handheld computing world, and of course, we’ll continue to develop very strong strategic relationships with firms like IBM, like the carriers that Handspring brings to the merged company, as well as their manufacturing partners in Asia.

Second, as we look at growing the market, clearly we look at how we build off the early success of the first Zire, the product that’s the fastest selling handheld in the history of the industry, and one that’s brought a new user into the space. We’ll look at how we develop applications beyond just PIM, that personal information management suite that, although it’s still the most important suite of applications we offer, still the ability to enhance the handheld computing experience requires applications beyond that. And we will continue to look at how our devices converge and enable you to access that information that we’ve spoken about.

As we execute on the first two, clearly we’re looking at how we achieve consistent profitability through top line growth. Both Palm and Handspring have been very effective at reducing costs and creating a strong foundation, to now leverage revenue off of to drive profitability.

We also talked last June, as we acquired [announced the acquisition of] Handspring, about the ability to achieve $25 million in cost savings through basic G&A types of reductions, and I’m happy to say that we are very much on course to realize those synergies and that cost reduction.

Let me speak in a little more detail about each of the three categories I just referred to. First, let’s talk about the fact that palmOne continues to be the undisputed market leader in this category in the world. We created the category many years ago, we continue to look at how we enhance that position and drive deeper and broader. And we sold over 26 million units globally.

We have worldwide distribution via our retail partners, our Web channel, and also of course the carrier channel that the integration with Handspring is bringing to the new palmOne company. We also have leading marketshare. Together we have over 40% of the global handheld market, and I think it’s important to point out that in spite of the continued entry of large, aggressive players into the space, that marketshare is still larger than HP, Sony, Dell and Toshiba combined. And we’ll continue to look at how we grow that share through new products, new geographies and continued strong execution on products that are simple to use, elegantly designed, and great value for money.

As we look at how this market should develop over the next several years, we look at a lot of data from third parties, such as IDC, that you can see on this slide. IDC’s research projects a compounded annual growth rate of 41% for the combination of pen-based handhelds; that’s the classic Palm PDA; data centric communicators, such as the Palm Tungsten C; and voice centric smart phones, such as the Treo 600. As you can see, as we looked at opportunities to merge our company with Handspring, the growth driven in the smart phone space is extraordinarily compelling in the segment at 61% compounded from 2003 to 2007, and a very clear driver to maintain leadership and market leadership in this very fast emerging market.

Our third goal is to achieve consistent profitability on a year over year basis. Our turnaround is well under way; we’re beginning to invest in the future, and we have made a big focused effort with the integration of Handspring to place that emphasis on the smart phone space.

Our focus on growth is really to begin to lever the cost basis that we put into place, to drive the top line through expanding our customer base with products like Zire, and then expanding into newer higher growth segments, like the Treo represents. We’re doing this on the basis of operational discipline and very strong execution. We’ll continue to focus on cash management and driving costs down across the merged company.

Productivity is very much a way we look at lives here at Palm every day. We talked in June about the cost synergies available as we integrated Handspring. At that time, we indicated we would save about $25 million on an annual basis, and we’re very much on track to achieve those cost benefits as we get close to the close of the acquisition.

I’ve talked a lot about the opportunity from an industry standpoint and what we’ll focus on as we execute against that opportunity. Let me take a few minutes and talk about the team we’ve created, because we’ve created a very unique team with both deep industry experience and very strong operational experience. We’re fortunate that Jeff Hawkins has joined us as the Chief Technology Officer, and Jeff will continue to provide both the vision and inspiration to create these great products that he originally used to found the industry many years ago. Jeff is a key driver to the smart phone space and a key architect of our vision of handheld computing. We’re also fortunate to have Ed Colligan join us. Ed was one of the founders of Palm and one of the founders of Handspring and a key driver to the merger of our two companies. Ed will continue to focus on how we grow the smart phone category with very very compelling products like the Treo 600. Judy Bruner joins us as the CFO of palmOne, and Judy has been a key driver to the cost initiatives that have formed the strong financial foundation that we have, as well as the growth initiatives to look at how we reached our industry. Ken Wirt will join as the SVP of the handheld group. Ken has deep knowledge of the multimedia aspects of this industry, and we believe multimedia applications will be a big driver going forward in this core handheld space. Angel Mendez has been one of the key drivers in the cost, the efficiency, and the operational excellence that palmOne has achieved and is also a key driver in looking at how we integrate Handspring and take advantage of those same sets of vendor relationships. So we’ve created a broad team of visionary people, people focused on the industry, people focused on handheld computing, and people that have the operational experience to execute that vision.

While we’ve created a great management team that I’ve just spoken about, we also have a very seasoned Board of Directors, a group of people that have deep experience in both creating companies and industries. From the Venture Capital World, John Doerr and Bruce Dunlevie join our board from Handspring, and Gordon Campbell provides significant venture experience in the Silicon Valley. Jean-Jacques Damlamian is the CTO of France Telecom and gives us a very clear window into Europe, as well as the communications industry. Gareth Chang is one of the founders of Direct TV and Star TV Asia, gives us deep experience in the multimedia world, as well as a very good window into Asia.

Donna Dubinsky, one of the cofounders of Palm originally, and of Handspring, joins us to continue to provide that vision of the future that is so important as we shape and drive this industry forward.

Brad

You will now be hearing comments from Ed Colligan, currently President and COO of Handspring. Once the Handspring acquisition closes, Ed is expected to become Senior Vice President and General Manager of the Wireless Business Unit of palmOne.

Ed Colligan

As part of what we do at palmOne, we try to look at how do we create differentiation and what our strategic advantage is relative to other competitors in the marketplace, and one of the things that’s a core part of the DNA of both Palm and Handspring is the relentless focus on the customer. We have traditionally looked at various market segments that we want to focus on and also focus on a superb user experience. We like to say that we like to delight our customers with our products, and I think we continue to do that with the entire product line from palmOne. We like to focus on things where innovation that matters really is something that we focus on, too.

We do a lot of hardware innovation, obviously in our products like the expanding screen of the Tungsten T3 or the tiny little keyboard we focused on to drive the form factor around the Treo. But we also drive a lot of our user satisfaction and a lot of our differentiation through software development. I think this is one of the things that is not as well understood about what will be the palmOne company. A lot of people attribute all the software to the operating system, and in fact, a vast majority of the value add of our products is software driven. All the telephony functionality on the Treo, a lot of the functionality around the ability to grow the bigger screen on the Tungsten 3, the multimedia applications, the SMS and MMS applications, all of that is software work that the palmOne company will own going forward, and we will continue to expand our expertise in that area.

In addition, we’ve done a lot of business innovation. For instance, the Zire, a product that was really not a whole lot of new technology development, but was really an innovation around branding, product design and distribution, really driving the cost out of that product to bring a whole new set of customers into the market, and at $99 managed to be the fastest growing handheld ever, in six months selling nearly a million new units, and 70% of those people were brought into the marketplace which had never owned a handheld before. So that’s the kind of business innovation we like to do.

And we have developed a broad breadth of solutions. We also do a lot in the area of strategic partnering. For instance, we’ve partnered with IBM to bring a JAVA virtual machine to the Tungsten devices, and also Good Technology to bring a great always-on Outlook in your pocket e-mail solution to the marketplace.

We also like to focus on our core competencies. One of the things that we’ve done in the past is not try to do everything but really work with strategic partners who are experts at their particular area. For instance, our contract manufacturing solutions with Selectron and Flextronics is really focused on enabling them to do the great job that they do for manufacturing and just us doing a great job of managing them as a partner.

Also, our call centers, our first logistics efforts. All of those things are outsourced to other people who it is really their core competency to do those things, and we try to focus on managing those partners really well, and we do all of this on a global scale. We have broad distribution around the world in both retail and on the Web, and we have great carrier relationships around the world.

When we look at our customer across all the segments of the marketplace, we try to split it into from personal, to corporate, to market and then within that broad band we focus on four major areas. One—the entry level customer, the person for the first time buying a new handheld computer. The Zire product line appeals to that group most, more than anything. We have a set of media savvy customer who want to step up from those basic entry level functionalities and get more things like MP3 or photo capture capabilities like in the Zire 71. We have a broad range of solutions for the professional market. This is probably the area that we’ve focused on most over the entire history of Palm and Handspring, and our solutions range from the entry level Tungsten E all the way up to the Treo. And on our enterprise market, we’ve more recently brought some new solutions to the market place including the Tungsten C, which has 802.11 capability in it and also the Treo. So we have a broad range of solutions that serve each one of our various market categories.

As you can see from this slide, our unmatched breadth of solutions is fantastic when you look at the competitive environment out there. In each one of the major price points and categories, and segments of the market, we have, I think, the best design, the best value, the best combination of application software and functionality and really have integrated a number of great solutions into the product line, from the Zire 21, the basic level product, to the Tungsten T3 with its incredible expanding display, all the way up to the Treo. In the Treo we’ve managed to integrate both major platforms for the network, both the GPRS, this is one of the only quadband phones in the world, it will work around the world, it’s a true world phone. And also the dual band CDMA radio in another version of the Treo that works on the CDMA networks. So really end to end, we like to look at this as our competitive offering and going into this Holiday season we feel very strong about our lineup.

Now I’d like to go into a little bit of detail about each one of the major handheld offerings we’ve introduced this Fall.

First, the Tungsten E, really power at an affordable price. It’s been extremely well reviewed recently and as you see from the quote here on this slide, $199 device, this product is the best buy Palm’s ever offered and that was according to the Washington Post, and I think it’s a pretty strong statement relative to all the relative fantastic solutions that Palm has offered over the years. It’s got a beautiful color display, packaged in an amazingly thin form factor. It gives you compatibility with Word and Excel files, it gives you a lot of multimedia capabilities, a fast ARM processor, and plenty of memory. And, this is a great product for the entry level professional customer who wants a very sleek and nice design, but doesn’t want to spend a lot of money for all the bells and whistles. At $199, this is a fantastic deal.

The Tungsten T3 is a great example of the continued innovation that goes on at Palm under the standard handheld area. And it’s really an incredibly flexible, powerful device. It’s got a stunning 320 x 480 pixel screen, it’s twice the resolution of competitors in the marketplace, and it has this incredible feature where it can actually flip from portrait to landscape mode at the touch of a button on the screen. It allows you to review spreadsheets or word processing documents in the format that you’d most like, and it also does an incredible job of showing you pictures on the device. It has a 400 megahertz X scale processor with a lot of memory, 64 megabytes, and built into the device is Docs to Go, which allows you great compatibility with Outlook, Word, Excel, and PowerPoint. You can actually take those files with you, you can modify them, you can synchronize back with your PC, and all the changes get updated in your files on your PC. So it’s a great way to manage your stuff on the go. It also has great ability to capture photos, and video, do MP3, etc. So, I think really a very powerful device with a lot of features and functionality. In addition, built in is BlueTooth. So that will enable you to marry it with a BlueTooth enabled phone so you can use this device as your viewing platform and use your phone as your modem to enable it to access the Internet or e-mail functionality. Very powerful device, and at $399, a great value.

Finally, let me address the Treo 600 smart phone, our new entry in the smart phone category. It’s been incredibly well received in the press. In fact, I have rarely seen Walt Mossberg write such glowing things about any product, and this has been very consistent with other reviews that have been done recently, too. Walt says, “I love it.” And it’s a phone that he prefers to the RIM BlackBerry, and any of the PDA phones based on the Microsoft PocketPC operating system.

In this device, we’ve really proven that we can make a fantastic phone. This third generation Treo smart phone is just a worldclass phone. As I said earlier, it has both a dual CDMA radio in one version and a quadband GPRS radio, and the phone functionality enables you to quickly access any of your thousands of your contacts and dial any one of their numbers. It also has great integration of that address book into other applications. So, for instance if you go and browse the Web and there is a phone number in the Web site, you can quickly click over to that phone number and dial the phone. It has a brand new SMS application that really does a great job of integrating the various messages that come in on a single thread. Makes it look a lot more like a chat or instant message session, using the standard SMS background. On the GPRS version, you can do MMS, and in all of them you can do great e-mail. We have a wide rang of e-mail solutions that we bring to the party and that our partners, working with our partners, bring to the party to enable you to have e-mail depending on what your configuration is. In addition it supports the Palm OS, so there’s thousands of applications like photos, and video, and MP3, and other things that you can do on the device for fun. So, it’s not only a great business tool, but it also has the power of the Palm OS to enable you to have fun with it as well.

To date we’ve announced relationship with the following carriers: Sprint, and Orange in Europe. Sprint here in the United States, Orange in Europe. And AT&T, Cingular and Tmobile. The Sprint product is available today in Sprint stores and on our Web site and Sprint’s Web site, and the Orange product is available today in the United Kingdom, Switzerland, and France. In addition, over the next few weeks AT&T, Cingular, and Tmobile will all be rolling out the product into their various channels.

I think it’s very important to note the differences between a Treo 600 and a standard phone handset which comes from some of the major phone suppliers. Really the standard phone handsets did one or two applications at most. They did voice and they did SMS. When you’re creating a product like the Treo 600, you really need to integrate a wide range of solutions. And a lot of those various capabilities like e-mail or the Internet, or all over the air backup or access to photo messaging, all of those things take a level of integration with the carrier’s infrastructure, and a great ability to design the user interface that allows you to integrate a lot of these very complex capabilities into a simple to use package. This is where Handspring shines and the future palmOne will shine.

I think this quote from one of our carrier partners sums it up. We’ve become more of a program partner and not just a device supplier because we have to really integrate these products into the carriers’ systems. We were one of the first people to bring up over the air programming on Sprint’s new 1XRTT network. We were one of the first companies to really integrate a great out of box e-mail solution with our carrier partners, and as more and more applications become wirelessly enabled, we think we’re uniquely qualified to bring a great solution to our customers.

I think it’s important to point out the various e-mail solutions that have the ability to be attached to a Treo. First of all Handspring delivers, in the box, a fantastic Pop 3 e-mail client. So you can go up to your Yahoo.com account for instance and get your e-mail wirelessly now. And we make it very easy to configure that and get that going.

In addition, depending on the size of your business, you may want access to e-mail that is behind your firewall. Good Technology delivers a solution that truly is Outlook in your pocket. It’s amazing. It allows you to synchronize not only your e-mail, but your calendar and your contacts and all the outlook folders that you want to have managed wirelessly. It delivers the various information to those folders and those areas of Outlook seamlessly without you having to go and synch or do anything. It does it all in the background. And that is a solution where your IT department would install a server behind your firewall, so it’s fully secure, and has a lot of administrative tools. It’s great for the company, the larger enterprise who wants to deploy a great solution out to their sales force.

In addition to that we have partners in both Seven and Visto who provide the various backends to our carrier partners to enable e-mail to be redirected to your Treo from your desktop. So for instance, Sprint’s PCS business connection, which is backed up by the Seven solution, allows you to get access to Outlook or Lotus Notes or IMAP e-mail straight on your Treo, all wirelessly. It’s very simple. You go up to the Web site and sign up for it and a small configuration happens on your desktop and suddenly your e-mail is being delivered to you wirelessly. These solutions are great for the small office or home office or the small enterprise that doesn’t have a big IT department and you want to, individually, enable e-mail to be wirelessly delivered to your device.

They are all great solutions. We have a wide range of other partners that provide various solutions on the Palm OS platform and all those work on a Treo. I’ll now turn it over to Judy Bruner and she’ll talk a little more about the numbers.

Brad

You will now be hearing comments from Judy Bruner, currently Chief Financial Officer of Palm, Inc. Once the Handspring acquisition closes, Judy is expected to become Senior Vice President and Chief Financial Officer of palmOne.

Judy Bruner

At palmOne we are extremely focused on increasing stockholder value. We will do this through achieving consistent annual profitability while continuing to tightly manage our working capital. As we focus on achieving consistent annual profitability, the number one area that is important for this goal is to increase the scale of the company. We will do this in part by bringing together the Palm Solutions group and the Handspring business.

But in addition, we will grow the market for our solutions, in part by continuing to deliver innovative, entry level solutions, such as the Zire products, which bring new customers into the handheld segment and at the same time delivering compelling products throughout our product line, including the Tungsten products and the Treo products. In addition, we are expanding geographically, and we are expanding our channels. For example, we are growing the percentage of our revenue that is sold through the palm.com store through the Web, which is good for gross margins for the company.

While we grow the market, and expand our top line, we will continue our focus on operational discipline, which has been paying off in terms of improved gross margins and lower expenses for the company. And in addition, we will continue our management of our working capital, including inventory, receivables and payables, so that the result will be a profitable P&L and tightly managed working capital to allow us to deliver positive cash flow to our shareholders. Our Solutions Group operating results reflect that our revenue is quite variable on a quarter by quarter basis; in part due to seasonality and also due to the timing of product launches. Our fiscal year runs from June 1st through May 31st. In that, our second quarter, which is our November quarter, tends to be our strongest quarter, both due to the fact that this is the quarter in which we are selling product to retailers in advance of the holiday season, and also due to the timing of product launches, which we generally schedule for the Fall and the Spring.

Our first fiscal quarter, which ends in August and covers the Summer months, tends to be our weaker quarter. The last quarter that we reported was the first quarter of Fiscal Year 04. In that quarter we reported $169 million of revenue, which was up 2% on a year over year basis, ending a string of quarters in which our revenue had been down on a year over year basis. Our gross profit, or gross margin for the first quarter, was 28%, which was also quite strong, stronger than any of the other quarters shown here. Our expenses continue to come down, reflecting tight management of expenses and showing the results of restructuring actions taken in the past. The result was that we reported a pretax loss of 16 and a half million, which was half the level of the loss in the year ago quarter.

Handspring’s operating results for the first quarter of Fiscal Year 04, which for Handspring is the September quarter, reflect that the business was in product transition. Handspring began shipping its new Treo 600 product line in the last two weeks of the September quarter. In addition, Handspring sold older products at reduced prices. Handspring reported a gross margin of 18%, which reflects the early startup volumes of the Treo 600, as well as the sale of older products at reduced prices. We believe that as the Treo 600 volumes ramp, the Treo 600 will deliver strong gross margins towards the high end of the Solutions Group gross margin range of 25 to 30%.

Handspring reported operating expenses, R&D, sales and marketing, and G&A of 16.3 million. As we combine the Handspring business and the Solution Group’s business to form palmOne, we have been very focused on identifying expense synergies. We are very much on track to realize the 25 million in annual expense synergies that we identified when we first announced the combination of these two companies.

We have a very strong emphasis on operational discipline, which has resulted in improving our gross margins, lowering our expenses, and reducing the investment in inventory on our balance sheet. One of the programs in this area is our “should cost” program. The “should cost” program results in us identifying for every product on our future product roadmap, what it should cost in order to deliver the targeted gross margins for the company. We have been very successful in bringing out our new products at these “should cost” levels in order to improve our gross margins.

In addition, we have shifted our production to lower cost areas, such as China, and we have leveraged system tools, including implementing new systems, to increase productivity across the company. As we combine the Palm Solutions business with the Handspring business, we are pleased to report that we will be bringing the Handspring business onto the Palm Solutions systems from day one on October 29th, which will allow us to reduce expenses more quickly.

We have also improved our demand management processes, which is essentially allowing us to improve forecast accuracy and reduce the level of investment in inventory. One of the projects we’re currently working on is to shift our customer support to a new worldwide supplier who will allow us to lower our costs and provide higher performance.

Our emphasis on operational discipline at the Solutions Group has allowed us to reduce the level of investment in inventory on our balance sheet from over $100 million approximately two years ago to the low $20 million range in the last several quarters. This reduced level of inventory allows us to improve cash flow for the company.

Our improvement in inventory management has been a key driver in reducing the working capital requirements of the Solutions Group. Our cash-to-cash conversion cycle in terms of number of days has been consistently in the low single digits for the last seven quarters. We are using approximately two to five days worth of cash to fund working capital; namely inventory, plus receivables, less accounts payable. And the number of days worth of receivables and inventory and payables are all in a strong position.

There are several key upcoming milestones for the palmOne company. First, on October 28th, 2003 there will be a stockholders meeting for Palm, Inc. Company in Milpitas, California. At the stockholders meeting, stockholders will vote on the transaction, which is expected to create the spinoff of PalmSource and form the palmOne company through the merger of Palm, Inc. and Handspring. The transaction is expected to close after close of market on October 28th, and at open of market on October 29th, it is expected that both PalmSource and palmOne will trade as independent companies on NASDAQ.

Second, on November 7th, 2003, the palmOne company plans to hold an analyst meeting in New York City. At this meeting, palmOne will share further insight with the financial community as to its future plans. And then, on December 18, 2003, palmOne will report its second quarter Fiscal 2004 results. The second quarter results will include three months’ worth of Solutions Group results and one month worth of Handspring results, essentially the results of Handspring since the close of the transaction on October 28th. That quarter’s results will also reflect purchase accounting for the acquisition of Handspring and discontinued operations accounting related to the spin off of PalmSource.

To summarize the palmOne opportunity, we are a market leader in the field of mobile computing and communication solutions. We offer an unmatched breadth of solutions from entry level handhelds to sophisticated smart phones, all with leading brands which help to drive market recognition and acceptance. We believe the market for these solutions is large and will grow significantly in the coming years, and we are aggressively addressing this market while focusing on achieving consistent profitability. And to achieve these objectives, we have a management team with unique industry experience backed by a Board of Directors with a proven track record of company and industry creation.

Brad

This completes the palmOne proxy solution presentation. Thank you for paying attention. We look forward to receiving your vote for the spin off and for the acquisition of Handspring. Thank you.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).